

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 19, 2006

By U.S. Mail and Facsimile

Mr. John W. Hodson
Chief Financial Officer
Flanders Corporation
2399 26th Avenue North
St. Petersburg, Florida 33734

     Re: Flanders Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Form 10-Q for the Fiscal Quarter Ended March 31, 2006
              File No. 000-27958

Dear Mr. Hodson:

     We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis

Results of Operations

1. In future filings, please expand your discussion of the results of your operations to more fully describe and quantify the significant components of the changes in your net sales, gross profit and operating expenses. We remind you that management's discussion and analysis should include meaningful information to enhance overall financial disclosure, provide narrative explanation of the Company's financial

statements that enables investors to see the Company through the eyes of management, and provide information about quality of, and potential variability of, the Company's earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. Please refer to Release No. 33-8350, *Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* for guidance. This comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2006.

Liquidity and Capital Resources

2. In future annual filings, please expand your table of contractual obligations, or provide footnote disclosure to the table, to include the estimated cash requirements for interest on your long-term debt and capital lease obligations. Refer to footnote 46 of Release No 33-8350, *Interpretation—Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.

Financial Statements

General

3. In future filings, please disclose in your Nature of Business and Summary of Significant Accounting Policies that you have one reportable segment, air filtration systems, if this is still applicable. In addition, please disclose the enterprise-wide disclosures indicated in paragraph 37 of SFAS 131, *Disclosures about Segments of an Enterprise and Related Information*, even if you have determined that you have a single reportable segment. If providing this information is impracticable, please disclose this fact in your future filings.

Consolidated Statements of Cash Flows

4. The operating activity section of your statement of cash flows implies that you are reconciling earnings from continuing operations to net cash provided by operating activities, although you are, in fact, reconciling from net earnings. In future filings, please revise your statement of cash flows to show the aforementioned line item as "net earnings."

Note A – Nature of Business and Summary of Significant Accounting Policies

Principles of Consolidation

5. Please revise your future filings to disclose the requirements of paragraph 23 of FIN 46(R), as applicable, as it pertains to your variable interest entities, Superior Diecutting, Inc. and Air Filter Sales and Service.

Revenue Recognition

6. Please confirm and disclose in your future filings that your revenue recognition policy is in accordance with SAB Topic 13A.

Note F – Accrued Expenses

7. The amount that you classify as other accrued expenses is substantial. Over 33% of your current liabilities are aggregated into a miscellaneous category. Tell us what consideration you have given to the requirement to state separately any liabilities that exceed 5% of current liabilities. Please refer to Article 5-02 of Regulation S-X for more guidance on this issue.

Item 9A – Controls and Procedures

8. Your disclosure in Item 9A does not fully address the information required to be disclosed. In this regard, please amend your Form 10-K to provide the information required by Item 307 and Item 308(c) of Regulation S-K.

Exhibit 21

9. In future annual filings, please provide Exhibit 21, Subsidiaries of the Registrant, or tell us why this exhibit is not necessary.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Liquidity and Capital Resources

10. To enhance your disclosure, please confirm and revise future filings to disclose whether you are in compliance with the covenants contained in your applicable debt agreements as of the latest balance sheet date.

*   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief